July 12, 2019

Daniel H. Walker
Chief Executive Officer and President
Pennant Group, Inc.
1675 East Riverside Drive
Suite 150
Eagle, Idaho 83616

       Re: Pennant Group, Inc.
           Amendment No. 1 to Registration Statement on Form 10-12B Filed July 3, 2019
           File No. 001-38900

Dear Mr. Walker:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment 1 to Form 10-12B filed July 3, 2019

Unaudited Pro Forma Combined Financial Statements, page 88

1. Regarding pro forma adjustment (1), it is unclear why the payment of transaction fees and the dividend to the Ensign Group, Inc. does not result in a reduction in the balance of the
      Net parent investment. Please revise your pro forma balance sheet and clarify your disclosure in the accompanying footnotes.
2. In light of the significance of the adjustment, please expand your disclosure in Note 9 to describe your basis for determining the right-of-use (ROU) assets and lease liability of approximately $39 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Trends, page 121
 Daniel H. Walker
Pennant Group, Inc.
July 12, 2019
Page 2

3. In light of EBITDAR being a valuation measure, it is unclear why you discuss lower EBITDAR margins on page 123.
Adjusted EBITDAR, page 132

4. We note, regarding the non-GAAP measure identified as adjusted EBITDAR, you disclose that it is a commonly used measure to compare the enterprise value of different companies in the healthcare industry. You further disclose it is "a financial valuation measure" and it is "not displayed as a performance measure". It is unclear why it is appropriate or useful to investors to present comparative valuation measures. Especially in light of the fact that the Company is being spun-off from a larger entity and historically did not exist on a stand alone basis. Please refer to Rule 100(b) of Regulation G and Item
      10(e)(1)(i)(C) of Regulation S-K, and revise your disclosures accordingly.
5. We note your disclosure stating that Adjusted EBITDAR is a commonly used measure to compare the enterprise value of different companies. However, it is unclear how this measure on a segment basis may provide useful information to investors. Please comply with Item 10(e)(1)(i)(C) of Regulation S-K or remove the presentations of
      Adjusted EBITDAR and Adjusted pro forma EBITDAR for your Home Health and Hospice and Senior Living reporting segments.
Combined Non-GAAP Financial Measures
Non-GAAP reconciliations, page 138

6. It appears you are reconciling a non-GAAP measure "Pro forma segment income before provision for income taxes" to other non-GAAP measures in the reconciliations on page
      139. Please note that a measure of segment profit/loss that is not in conformity with ASC
      280 is considered a non-GAAP financial measure under Regulation G and
Item 10(e) of
      Regulation S-K. We refer you to Question 104.03 of the Non-GAAP Financial Measures
      Compliance Disclosure and Interpretations. Please revise or advise us.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas,
Attorney-Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-3810
with any other questions.



                                                             Sincerely,
FirstName LastNameDaniel H. Walker
                                                             Division of
Corporation Finance
Comapany NamePennant Group, Inc.
                                                             Office of
Telecommunications
July 12, 2019 Page 2
cc:       Christian O. Nagler
FirstName LastName